Mail Stop 3561


									December 13, 2005




Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314


		RE:	Seawright Holdings, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30,
2005
and September 30, 2005
Filed April 15, 2005, May 23, 2005, August 22, 2005 and November
21,
2005
			File No.  333-56848

Dear Mr. Sens:

		We have reviewed your responses in your letter dated November 16, 2005 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements

Note E. Private Placement and Convertible Promissory Notes
Payable,
page F-19

1. We read your response to comment 1 in our letter dated October
20,
2005. You have not appropriately allocated the proceeds to all the detachable instruments from the transaction on a relative fair value basis. Since your warrants are detachable, you should factor them in your calculation of the relative fair value of the proceeds received in the transaction. Please provide us with a copy of your revised calculations once you have adjusted for the above amounts. Refer to paragraph 5 of EITF 00-27.

Note I. Related Party Transactions, page F-25

2. We read your response to comment 3 in our letter dated October
20,
2005.  We continue to object to your accounting for the
overpayment
to your President and subsequent recovery of funds. Since you characterize the transaction with your President, who is both a related party and shareholder, as a transfer of funds with no requirement for repayment we do not understand why an expense is necessary at the balance sheet date. We view the overpayment in this instance to be a nonreciprocal transfer to a shareholder similar to a
return of capital.  Accordingly, you should reflect the
overpayment
as a direct reduction of additional paid in capital.  Conversely, the
subsequent cash payments received from your President/shareholder in
the absence of an agreement or obligation to make such
contributions
should be characterized as a capital contribution, not as other income. In any case, the expense and subsequent income recognized in connection with these transactions with your President do not appear
to have a basis in GAAP.   Please amend your filings accordingly.

Note K. Per Share, page F-25

3. We read your response to comment 4 in our letter dated October
20,
2005. It appears that you have interpreted our request that you disclose potentially dilutive securities as a request for you to include anti-dilutive securities in the calculation of diluted EPS.
In light of the significance of potentially dilutive securities to your ability to increase EPS in future periods, we believe that disclosure of the total potentially dilutive securities excluded from the calculation of EPS should be provided. Please revise your filings to disclose the nature and amount of potentially dilutive securities which were not included in the calculation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to paragraph 40 of SFAS 128.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Joel Sens
Seawright Holdings, Inc.
December 13, 2005
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